UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 13, 2025

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Telefonica, S.A

File No. 005-48542 - CTR#8161

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Saudi Telecom Company and Green Bridge Investment Company SCS submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from Exhibits 99.2 and 99.3 to a Schedule 13D filed on January 23, 2025, relating to their beneficial ownership of ordinary shares of Telefonica, S.A.

Based on representations by Saudi Telecom Company and Green Bridge Investment Company SCS that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public:

Exhibit 99.2
Exhibit 99.3

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tiffany Posil
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance